 Exhibit 99.1

CIBC Announces Election of Directors at 2025 Annual and Special Meeting

TORONTO, April 3, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 12, 2025 were elected as Directors of CIBC.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual and Special Meeting of Shareholders are below.

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a Director of CIBC:

Nominees	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	416,030,369	98.89%	4,679,484	1.11%
Nanci E. Caldwell	413,787,651	98.35%	6,922,202	1.65%
Michelle L. Collins	416,469,778	98.99%	4,240,075	1.01%
Victor G. Dodig	416,023,402	98.89%	4,686,451	1.11%
Kevin J. Kelly	399,969,924	95.07%	20,739,929	4.93%
Christine E. Larsen	416,725,148	99.05%	3,984,705	0.95%
Mary Lou Maher	411,646,901	97.85%	9,062,952	2.15%
William F. Morneau	415,269,949	98.71%	5,439,904	1.29%
Mark W. Podlasly	416,443,179	98.99%	4,266,674	1.01%
François L. Poirier	417,210,992	99.17%	3,498,861	0.83%
Katharine B. Stevenson	397,705,368	94.53%	23,004,485	5.47%
Martine Turcotte	414,744,021	98.58%	5,965,832	1.42%
Barry L. Zubrow	414,745,795	98.58%	5,964,058	1.42%

Final voting results on all matters voted on at the Annual and Special Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC - Investor Relations

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For further information: For further information: Investor Relations: Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 15:59e 03-APR-25